UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREXUS INVESTMENT CORP.

(Name of Subject Company (Issuer))

CXS ACQUISITION CORPORATION

ANNALY CAPITAL MANAGEMENT, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

226553105

(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York
Tel: (212) 696-0100
Fax: (212) 696-9809

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:
David W. Bernstein, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$875,829,120	$119,463*

* Fee Previously Paid

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119,463	Filing party: Annaly Capital Management, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 18, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 18, 2013 (the “Schedule TO”) by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, and CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly.

The Schedule TO relates to an offer (the “Offer”) by Acquisition to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, in cash net to the seller, but subject to any required withholding taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer). All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated into this Amendment No. 1 by reference.

The items of the Schedule TO set forth below are supplemented and amended by this Amendment No. 1 as follows:

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

The information incorporated by reference into Item 7(a) of Schedule 13E-3 is supplemented and amended as follows:

In the section of the Offer to Purchase captioned “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger,” the fourth sentence of the first paragraph of this section on pages 21 and 22 is replaced with the following:

However, Annaly believes the transactions contemplated by the Merger Agreement and the manner in which they are to be carried out are substantively and procedurally fair to the CreXus stockholders other than Annaly and its affiliates (i.e., CreXus’ unaffiliated stockholders).

The information incorporated by reference into Item 7(d) of Schedule 13E-3 is supplemented and amended by adding the following language:

Annaly owns 12.4% of CreXus Common Stock. If it purchases the shares that are tendered in response to the Offer, Annaly will own 100% of the stock of CreXus. At December 31, 2012, CreXus had stockholders’ equity of $907,873,000, and for the year ended December 31, 2012, it had net income of $71,032,000. 12.4% of that stockholders’ equity was $112,576,252 and 12.4% of that net income was $8,807,968. One hundred percent of that stockholders’ equity was $907,873,000 and 100% of that net income was $71,032,000.

***

If Annaly becomes the sole stockholder of CreXus, CreXus will save the annual costs of preparing and making filings with the Securities and Exchange Commission. During 2012, the cost of those filings totaled approximately $125,000 and it is anticipated that if CreXus continued to have publicly traded equity securities, it would incur similar costs in future years. Also, CreXus will no longer be required to have independent directors or to have its own audit committee, compensation committee or corporate governance committee. During 2012, the cash compensation to the independent directors (not including compensation for serving on the

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Special Committee formed to consider the transaction with Annaly) totaled $175,000 and the independent directors received deferred stock units relating to CreXus Common Stock that had a total value when the deferred stock units were issued of $104,994.

Schedule 13E-3, Item 8. Fairness of the Transaction.

The information incorporated by reference into Item 8 of Schedule 13E-3 is supplemented and amended by adding the following language that would supplement the disclosure in the section of the Offer to Purchase captioned “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger”:

The beliefs of Annaly regarding fairness of the Offer also are the beliefs of Acquisition.

The information incorporated by reference into Item 8 of Schedule 13E-3 is further supplemented and amended in the section of the Offer to Purchase captioned “Special Factors—Section 4. Position of Annaly regarding Fairness of the Offer and the Merger,” by replacing the fourth and sixth bullet points on page 22 with the following:

•	A 7% premium over the reported net asset value of a share of CreXus Common Stock at September 30, 2012 valuing its assets at their fair value (which Annaly views as the best measure of both the going concern value and the liquidation value of CreXus), and a 9.1% premium over the reported net asset value of a share of CreXus Common Stock at December 31, 2012, valuing its assets at their fair value (which Annaly views as the best measure of both the going concern value and the liquidation value of CreXus).

***

•	Because CreXus is a real estate investment trust (a “REIT”), it is required to distribute to its stockholders each year at least 90% of its REIT taxable income. This requirement severely limits CreXus’ ability to grow its capital base through retained earnings. Therefore, the only way CreXus can expand significantly is by borrowing or by issuing additional equity, which is governed by market conditions and other external factors. These conditions can limit CreXus’ ability to take advantage of investment opportunities and may prevent the market price of CreXus’ Common Stock from reflecting significant possible benefits of potential growth. If Annaly owns 100% of CreXus, Annaly can directly infuse capital into CreXus, and therefore enable it to take advantage of a wider range of investment opportunities. This is one of the reasons the purchase price per share we will pay for shares we purchase through the Offer, and the per share consideration that will be paid to CreXus stockholders as a result of the Merger, is greater than the book value, or the “fair value” net asset value, of a share of CreXus Common Stock (which Annaly views as the best measure of both the going concern value and the liquidation value of CreXus).

Item 4. Terms of the Transaction.

The information incorporated by reference into Item 4 of Schedule TO is supplemented and amended by adding language to qualify statements made in the sections of the Offer to Purchase captioned “The Offer—Section 4. Procedures for Tendering Shares,” “The Offer—Section 5. Withdrawal Rights,” and “The Offer—Section 12. Conditions to the Offer” as follows:

Although the Offer to Purchase says that (a) questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered shares will be determined by Annaly, in its sole discretion, and that this determination will be final and binding on the tendering holders and other holders of Common Stock, (b) all questions as to the form and validity (including time of receipt) of notices of withdrawal, including a Request Message, will be determined by Annaly, in Annaly’s sole discretion (which determination will be final and binding), and (c) Annaly’s decision as to whether conditions to Acquisition’s obligation to purchase tendered shares have been satisfied will be final, and will bind all the holders of Common Stock, whether or not they tender their Common Stock in response to the offer, the fact that the Offer to Purchase says that particular determinations by Annaly will be final and binding does not preclude a security holder from commencing a court proceeding to challenge one or more of those determinations. However, Annaly believes that as a matter of contract

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law, its determinations as to the specified matters will bind stockholders who tender CreXus shares, at least if Annaly’s determination is made in good faith and is not unreasonable.

The information incorporated by reference into Item 4 of Schedule TO is further supplemented and amended by replacing the first sentence in the section of the Offer to Purchase captioned “Summary Term Sheet—Can I withdraw shares after I tender them?” with the following:

You will be able to withdraw shares you tender at any time until the Expiration Time (and as provided in Section 14(d)(5) of the Exchange Act).

The information incorporated by reference into Item 4 of Schedule TO is further supplemented and amended by adding the following language to the second paragraph in the section of the Offer to Purchase captioned “The Offer—Section 5. Withdrawal Rights,” on pages 42 and 43 with the following:

Shares that are tendered in response to the Offer may be withdrawn at any time at or prior to the Expiration Time (i.e., 5:00 p.m., New York City time, on the Expiration Date of the Offer), but not after that time (except as provided in Section 14(d)(5) of the Exchange Act), except that if, after withdrawal rights expire, we reduce either (1) the number of shares that are subject to the Offer or (2) the purchase price we will pay for shares of Common Stock, shares that have already been tendered may be withdrawn on or before the day that is 10 business days after the day when we first publish, or send to CreXus stockholders, notice of the reduction.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2013

CXS ACQUISITION CORPORATION

By:	/s/ R. Nicholas Singh
Name: R. Nicholas Singh
Title: Secretary

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ R. Nicholas Singh
Name: R. Nicholas Singh
Title: Chief Legal Officer
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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated March 18, 2013

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement published in The NY Times

(a)(1)(vii)*	Press Release, dated March 18, 2013, issued by Annaly

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

(h)	None

*	Previously filed with Schedule TO.